UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person

The Aries Trust
c/o Paramount Capital Asset Management, Inc
787 Seventh Avenue, 48th Floor
New York, New York 10019

2. Issuer Name and Ticker or Trading Symbol
   Procept, Inc. -- PRCTC

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|



___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
-----------------------------------------------------------------------------------------------------------------------------------|
Placement Option(1)   |$110,000|8/10/|J(2)| | 1.675(1)  |A  |10/9/|4/9/0| Units(1)   |1.675  | (2)   | 1.675(1)   | D |            |
                      |.00     |98(2)|    | |           |   |98   |3    |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
See Attachment A

(1) The Placement Option is an option to purchase units each consisting of (i) 20,000 shares of Common Stock and (ii) Class C Warrants to purchase 20,000 shares of Common Stock.

(2) Pursuant to a Placement Agency Agreement between the Issuer and Paramount Capital, Inc., Paramount Capital, Inc. designated recipients (the "Paramount Option Designees") of the Placement Options. The Reporting Person was among the Paramount Option Designees and received such Placement Options in connection with a private placement of securities of the Issuer of which Paramount Capital, Inc. acted as placement agent. The Placement Options become exerciseable within 60 days of August 10, 1998.

(3) Pursuant to certain agreements, the Reporting Person, together with the Aries Domestic Fund, L.P., have the right to designate a majority of the Issuer's Board of Directors, however, the Reporting Person disclaims status as a Director of the Issuer.

SIGNATURE OF REPORTING PERSON
/s/ Lindsay A. Rosenwald, M.D.
-----------------------------
Name: Lindsay A. Rosenwald, M.D., President
Paramount Capital Asset Management, Inc., Investment Manager
The Aries Trust

DATE
09/10/98

                                  Attachment A


          Reporting Person:                     The Aries Trust
          Issuer:                               Procept Inc. (PRCTC)
          Statement For:                        August/1998

          Paramount Capital Asset Management, Inc. ("Paramount"), the Investment Manager to The Aries Trust (the "Trust"), is also the General Partner of the Aries Domestic Fund (the "Partnership"), a Delaware limited partnership, which also owns securities of the Issuer. Lindsay A. Rosenwald, M.D., is the sole shareholder of Paramount. Paramount and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interest therein, if any.